FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2005

                            NAM TAI ELECTRONICS, INC.
                            (Name of the Registrant)

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       --

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                    Yes   No X
                                       --   --

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                    Yes   No X

 (If "Yes" is marked, indicate below the file number assigned to the registrant
                    in connection with Rule 12g3-2(b): 82-   )

Nam Tai Electronics, Inc. (the "Company") is furnishing under the cover of Form 6-K:

Exhibit 99.1: a press release dated March 28, 2005, announcing orders from a new customer, Inventec Multimedia & Telecom Corporation;

Exhibit 99.2: a press release dated April 4, 2005, announcing the Company's sales record in the first quarter of 2005;

Exhibit 99.3: a press release dated April 11, 2005, announcing the merger of two of the Company's subsidiaries, Nam Tai Electronic & Electrical Products Limited and Namtek Software Development Company Limited;

Exhibit 99.4: a press release dated May 3, 2005, announcing the Company's unaudited first quarter 2005 results;

Exhibit 99.5: a press release dated May 9, 2005, announcing the Company's monthly sales record for April 2005; and

Exhibit 99.6: proxy materials dated May 3, 2005, relating to the Annual Meeting of Shareholders of the Company scheduled to be held on June 6, 2005.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Nam Tai Electronics, Inc.



Date:  May 16, 2005                    By: /s/ Joseph Li
                                          ------------------------------------
                                       Name: Joseph Li
                                       Title: Chief Executive Officer